Attorneys and Counselors at Law

Daniel H. April

Of Counsel

Patrick J. Dolan

David F. Cunningham

John M. Hickey

C.W.N. Thompson, Jr.

Megan Hadley Koehler *

* Not Admitted in NM

January 23, 2020

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2020 respecting post-effective amendment number 130 (“PEA 130”) to the registrant’s Registration Statement on Form N-1A on November 29, 2019.

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 28, 2020. In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

Thornburg Funds Prospectus

1.                  Updates to Information. The staff asked the registrant to confirm that incomplete information or information not available at the time that PEA 130 was filed will be included in the next post-effective amendment to the registrant’s registration statement.

Response. The registrant will include in its next post-effective amendment, which is expected to be filed on or about January 28, 2020, all required information omitted from PEA 130.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

January 23, 2020 Page 2

2.

Application of Rule 35d-1 to Investments in Other Investment Companies. The staff noted that portions of the registration statement refer to the ability of the Funds to invest in other investment companies, including exchange traded funds (“underlying funds”). The staff expressed the view that, if any Fund that invests in underlying funds has also adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”), then the Fund should look through to the underlying funds’ holdings in assessing the Fund’s compliance with its 80% policy. The staff requested that the registrant disclose in its registration statement if it follows this practice of looking through to the holdings of underlying funds.

Response. The registrant is not aware of any legal or regulatory requirement that a fund look through to the holdings of underlying funds in assessing the fund’s compliance with a policy adopted in accordance with rule 35d-1. The registrant also questions the practicality of such an approach because, unless an underlying fund is affiliated with the acquiring fund, information about that underlying fund’s holdings will generally only be available to the acquiring fund (and to other nonaffiliated investors) on a delayed basis, meaning that the acquiring fund will not have current information to use in evaluating its compliance with a rule 35d-1 policy. In addition, such a practice would be of limited utility to the registrants’ Funds or their shareholders because the only Funds to have adopted policies in accordance with rule 35d-1 are Thornburg Low Duration Municipal Fund, Thornburg Limited Term Municipal Fund, Thornburg Intermediate Municipal Fund, Thornburg Strategic Municipal Income Fund, Thornburg California Limited Term Municipal Fund, Thornburg New Mexico Intermediate Municipal Fund, Thornburg New York Intermediate Municipal Fund, and Thornburg Limited Term U.S. Government Fund, none of which currently identify investments in underlying funds as a principal investment strategy. The registrant therefore declines to adopt the practice described by the staff or to make revisions to its disclosures at this time.

3.

Table of Contents. The staff noted that the reference to Appendix A in the prospectus’s table of contents does not include the title of that Appendix, which is “Sales Charge Waivers Offered by Financial Intermediaries.” The staff suggested that we modify the table of contents to include a reference to the title of Appendix A.

Response. The registrant will add the title of Appendix A to the table of contents.

4.

Investment in Municipal Debt. The staff noted that if the Fund invests in any municipal obligations the principal and interest of which are derived from a non-governmental entity, the Fund should look through to the industry in which that entity operates for purposes of measuring the Fund’s compliance with its investment limitation against investing more than 25% of the Fund’s total assets in the securities of companies whose principal business activities are in the same industry.

Response. The registrant acknowledges that, if the Fund invests in any municipal obligation the principal and interest of which is backed only by the assets or revenues of a non-governmental entity, then the Fund would look through to the industry in which that non-governmental entity operates to measure the Fund’s compliance with its 25% industry concentration limitation. In that regard, the registrant notes the following disclosure, which already appears in the registrant’s statement of additional information in the discussion of investment limitations applicable to the Thornburg Short Duration Municipal Fund and the Thornburg Strategic Municipal Income Fund:

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 3

“The Fund currently views municipal obligations backed by the credit of a governmental entity not to represent industries for purposes of this limitation if the interest payable on those obligations is exempt from the regular federal income tax. Municipal obligations backed only by the assets or revenues of non-governmental users are currently viewed by the Fund to be issued by non-governmental users for the purposes of the limitation, so that the limitation would apply to those obligations. The Fund does not interpret this limitation to prevent the investment of more than 25% of the Fund’s total assets in any one economic sector such as housing finance, public housing, utilities, hospital and healthcare facilities or industrial development, or in any one state. The views and interpretations by the Fund stated in this paragraph may change due to changes in the law or interpretations of the law, including laws pertaining to municipal obligations and the taxability of interest paid on those obligations, and due to other factors.”

The registrant will add analogous disclosure to the portions of the statement of additional information that discuss the investment limitations applicable to the registrant’s other municipal bond Funds.

5.

Thornburg Short Duration Municipal Fund - Duration Example. The staff noted that the principal investment strategies’ disclosure of the Thornburg Short Duration Municipal Fund includes an example of an obligation with a duration of 2 years. The staff suggested that the example be revised to show an obligation with a duration rate of 3 years, consistent with the outermost number of years of the Fund’s range of duration.

Response. The registrant will revise the example as requested.

In light of the staff’s comment, the registrant has also determined to revise the disclosure about the Short Duration Municipal Fund’s duration to state that the Fund will seek to maintain a dollar-weighted average duration of normally no more than three years, rather than stating that the Fund’s dollar-weighted average duration will normally be within the range of zero to three years. The registrant will make an analogous change to the disclosure for each of the Thornburg Limited Term Municipal Fund, Thornburg Intermediate Municipal Fund, Thornburg California Limited Term Municipal Fund, Thornburg New Mexico Intermediate Municipal Fund, and Thornburg New York Intermediate Municipal Fund. The registrant believes that disclosures identifying the upper end of a Fund’s dollar-weighted average duration will be more helpful to investors than disclosure about a Fund’s duration range, and will also be consistent with the staff’s suggested revisions to the language about the duration example.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 4

6.

Thornburg Short Duration Municipal Fund - Average Duration. The staff noted that, for the Short Duration Municipal Fund, the principal investment strategies’ disclosure states that “[t]here is no limitation on the duration or maturity of any specific security the Fund may purchase.” The staff requested that the registrant disclose how the Fund may invest in securities with no duration limit while maintaining a specific range of duration consistent with the Fund’s investment strategy.

Response. The statement referenced by the staff refers to the duration or maturity of individual securities. In contrast, the statements in the prospectus pertaining to the dollar-weighted average duration or dollar-weighted average maturity of the Fund refer to the average duration or maturity of the Fund’s portfolio as a whole. The Fund may purchase an individual security whose duration or maturity exceeds the dollar-weighted average duration or maturity of the portfolio as a whole, provided that the purchase does not cause the dollar-weighted average duration or maturity of the entire portfolio to exceed the stated level, under normal circumstances. The registrant believes that the current disclosure on this topic is adequate.

7.

Thornburg Short Duration Municipal Fund. The staff observed that the Short Duration Municipal Fund’s principal investment strategies stated that it “may invest up to 20% of its assets in taxable securities which would produce income not exempt from federal income tax” due to market conditions. The staff inquired whether the income may be subject to the Alternative Minimum Tax (“AMT”) as a principal risk of the Fund and requested that the Fund and other municipal bond Funds include disclosure in accordance with Items 4 and Item 9 of Form N-1A if AMT is considered a principal risk of investing in the Fund.

Response. The registrant has determined that, at the current time, the risk that income from any of the municipal bond Funds’ investments may subject an investor to AMT is not a principal risk of any such Fund. The registrant therefore does not believe it is necessary or appropriate to add disclosure of that risk to the portions of the prospectus that are responsive to Items 4 or 9 of Form N-1A.

8.

Investments in Mortgage- and Asset-Backed Securities, Collateralized Mortgage Obligations (“CMOs”), and other Structured Products. The staff noted that a number of the Funds include disclosure indicating that they may invest in mortgage- and asset-backed securities, CMOs, and other structured products as a principal investment strategy. As to any such Fund, the staff requested that the registrant provide the following information about those investments in the registrant’s written response to the staff:

•	the percentage of each Fund’s net assets that are invested in those securities;
•	whether there are any limitations on the percentage of a Fund’s net assets that could be invested in those securities or in any sub-set of those securities;
•	whether the Funds’ investments in these securities may include investments in “non-agency” securities or in securities that are rated as non-investment grade; and
•	management’s assessment of the liquidity of those securities.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 5

The staff also requested that the registrant review the principal investment strategies and principal investment risks disclosures for those Funds that may invest in such securities as a principal investment strategy, and confirm that those disclosures adequately describe the various types of mortgage- and asset-backed securities, CMOs, and other structured products in which the Funds may invest, and the risks attendant to such investments.

Response. In response to the first part of the staff’s comment, please see Appendix A to this letter. For each Fund that may as a principal strategy invest in mortgage-backed securities, asset-backed securities, CMOs, or other structured products, Appendix A shows the percentage of the Fund’s net assets that were invested in those securities at the most recent fiscal year end.

With respect to whether any of the Funds that may invest in mortgage-backed securities, asset-backed securities, CMOs, or other structured products as a principal investment strategy have limitations on the percentage of a Fund’s net assets that could be invested in those securities or in any sub-set of those securities, and whether any of those Funds could invest in “non-agency” securities or in securities that are rated below investment grade, the registrant notes the following:

•	Thornburg Limited Term U.S. Government Fund is required to invest at least 80% of its net assets in “U.S. Government Securities,” which the prospectus defines as securities backed by the full faith and credit of the U.S. government and securities issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises but not backed by the full faith and credit of the U.S. government, and which may include repurchase agreements secured by those U.S. Government Securities and participations having economic characteristics similar to those securities. While the remaining 20% of the Fund’s assets could be invested in securities other than U.S. Government Securities, including potentially non-agency securities or securities that are rated below investment grade, the Fund has typically not made any significant investment in non-agency securities or securities that are rated below investment grade at the time of purchase and has no current intention to make any significant investment in those securities.

•	Thornburg Low Duration Income Fund is required to invest 100% of its net assets in obligations of the U.S. government and its agencies and instrumentalities, and in debt obligations rated at the time of purchase in one of the four highest ratings categories or, if no credit rating is available, judged to be of comparable quality by the Fund’s advisor. There is no specific limitation on the percentage of the Fund’s assets that could be invested in non-agency mortgage-backed securities, but such investments would have to fall within one of the four highest investment categories at the time of purchase, and would be subject to the Fund’s other investment limitations, including limitations on concentration in any particular industry or issuer, and a prohibition on purchasing a security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Appendix A, only 7.7% of the Fund’s net assets were invested in non-agency mortgage-backed securities at September 30, 2019.

•	Thornburg Limited Term Income Fund is required to invest at least 65% of its net assets in obligations of the U.S. government its agencies and instrumentalities, and in debt obligations rated at the time of purchase in one of the three highest long or short term ratings categories or, if no credit rating is available, judged to be of comparable quality by the Fund’s manager. The Fund is also prohibited from investing in any debt obligation rated at the time of purchase as below BBB by Standard & Poor’s or Baa by Moody’s, or the equivalent short term rating, or, if no credit rating is available, determined by the Fund’s advisor to be of equivalent quality. There is no specific limitation on the percentage of the Fund’s assets that could be invested in non-agency mortgage-backed securities, but such investments would have to fall within one of the three highest investment categories at the time of purchase, and would be subject to the Fund’s other investment limitations, including limitations on concentration in any particular industry or issuer, and a prohibition on purchasing a security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Appendix A, only 6.2% of the Fund’s net assets were invested in non-agency mortgage-backed securities at September 30, 2019.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 6

•	Under normal conditions, Thornburg Investment Income Builder Fund invests at least 50% of its net assets in common stocks (and under normal conditions invests at least 80% of its net assets in income-producing securities). In practice, the Fund’s investments in common stocks have in most recent periods been much higher than 50%, and comprised nearly 90% of the Fund’s net assets on September 30, 2019. Although the relative percentages of the Fund’s investments are expected to vary and could at times include a significant investment in non-agency mortgage-backed securities or CMOs, or in mortgage- and asset-backed securities that are rated below investment grade, the Fund does not currently expect to make significant investments in those securities, and in any case those investments would be subject to the Fund’s other investment limitations, including limitations on concentration in a particular industry or issuer, and a prohibition on purchasing any security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities.
•	Thornburg Strategic Income Fund is not subject to any specific limitation on the percentage of its assets which could be invested in any one type of investment, including agency- or non-agency mortgage-backed securities or CMOs, asset-backed securities, and other structured finance products such as collateralized debt obligations, provided that any such investment would be subject to the Fund’s limitations on concentration in a particular industry or issuer, and a prohibition on purchasing any security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Appendix A, the Fund’s investments in non-agency mortgage-backed securities comprised only 6.4% of the Fund’s net assets on September 30, 2019.
•	Thornburg Summit Fund is not subject to any specific limitation on the percentage of its assets which could be invested in any one type of investment, including agency- or non-agency mortgage-backed securities or CMOs, asset-backed securities, and other structured finance products such as collateralized debt obligations, provided that any such investment would be subject to the Fund’s limitations on concentration in a particular industry or issuer, and a prohibition on purchasing any security if, as a result, more than 15% of the Fund’s net assets would be invested in illiquid securities. As shown on Appendix A, the Fund’s investments in non-agency mortgage-backed securities comprised only 4.1% of the Fund’s net assets on September 30, 2019.

In response to the staff’s comment about management’s assessment of the liquidity of the Funds’ investments in mortgage-backed securities, asset-backed securities, CMOs, or other structured products, the registrant notes that it has adopted a liquidity risk management program in accordance with rule 22e-4 under the Investment Company Act, and pursuant to that program the Funds’ advisor monitors the liquidity of each Fund’s investments on an ongoing basis. Through that process, the advisor has determined that each of the mortgage-backed securities, asset-backed securities, CMOs, or other structured products owned by a Fund are liquid, or that the Fund’s ownership of that security will not cause the Fund to violate its investment limitation on the percentage of the Fund’s net assets that can be invested in illiquid securities.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 7

The registrant has reviewed the disclosures of the principal investment strategies and principal investment risks of the Funds described above, and believes that those disclosures continue to adequately describe the Funds’ investments in mortgage-backed securities, asset-backed securities, CMOs, or other structured products, and the risks attendant thereto.

9.

Thornburg Low Duration Income Fund, “Principal Investment Strategies” and “Principal Investment Risks.” The staff noted that the disclosures about foreign investment risk that appear within the discussion of the Fund’s principal investment risks refer to the fact that foreign investment risks may be more pronounced for investments in developing countries, but that the disclosures of the Fund’s principal investment strategies do not include a reference to the Fund’s investments in developing countries. Noting the staff’s view that principal investment risk disclosures should correlate to principal investment strategy disclosures, the staff suggested that the registrant revise the disclosures for this Fund to remove the reference to developing countries from the discussion of the Fund’s principal investment risks, or to add a reference to developing countries to the discussion of the Fund’s principal investment strategies.

Response. The registrant notes that the disclosures of the Fund’s principal investment strategies indicate that the Fund may purchase “foreign securities” of the same types and quality as the domestic securities it purchases when the Fund’s advisor anticipates that those foreign securities will offer more investment potential. The broad term “foreign securities” by definition would encompass investments in both developed world issuers and developing world issuers, and the registrant does not believe it is necessary to specifically identify developing world issuers within the disclosure of the Funds’ principal investment strategies. On the other hand, because the risks associated with investments in developing world issuers may at times be more pronounced than with investments in developed world issuers, the registrant believes it is appropriate to refer to those developing country investments in the principal investment risks’ disclosure. The registrant therefore declines to make any revisions to these disclosures at this time.

10.

Thornburg Core Growth Fund, “Principal Investment Strategies.” The staff requested that the registrant revise the term “Consistent Growers,” which the staff believes may imply to a reader that these companies will continue to grow. The staff suggested that the registrant consider replacing the word “Growers” with a reference to “earnings.”

Response. We note that the term “Consistent Growers” is defined in the prospectus as follows:

“Companies in this category generally exhibit steady earnings or revenue growth, or both. These companies may have subscription or other recurring revenue profiles. Given their business models, these companies may outperform in weak markets.”

April, Dolan & Hickey, P.C	Attorneys and Counselors at Law

January 23, 2020 Page 8

We believe that identifying the category as “Consistent Earners” would be inconsistent with the foregoing definition because it would imply that earnings are the sole measure by which the Fund’s advisor determines whether to categorize an investment within the category, whereas the foregoing definition makes clear that the advisor considers other factors, such as revenue growth. Regarding the staff’s suggestion that the name “Consistent Growers” may imply continued growth among certain investments, we believe this concern is adequately addressed by the descriptive narrative following the term “Consistent Growers,” which states as follows:

“Inclusion of any investment in any of the three described categories represents the opinion of the advisor concerning the characteristics and prospectus of the investment. There is no assurance that any company selected for investment will, once categorized in one of the three described investment categories, continue to have the positive characteristics or fulfill the expectations that that advisor had for the company when it was selected for investment, and any such company may not grow or may decline in earnings and size.”

11.

Thornburg Core Growth Fund, “Principal Investment Strategies” and “Principal Investment Risks.” The staff noted the reference in the disclosure of the Fund’s principal investment strategies to the Fund’s investments in what the disclosure characterizes as “emerging growth companies,” and requested that the registrant provide disclosure relating to the principal investment risks associated with those investments.

Response. The registrant does not believe that there are risks peculiar to the described “emerging growth companies” that are not shared with other smaller companies and which merit additional or alternative disclosures. The registrant notes in particular the existing risk disclosure under the heading “Small and Mid-Cap Company Risk,” which the registrant believes would be applicable to many emerging companies.

12.

Thornburg International Growth Fund, “Principal Investment Strategies.” The staff noted that the disclosure of the Fund’s principal investment strategies states that the Fund expects to invest primarily in securities from issuers “around the world,” and requested that the disclosure be revised to describe how the Fund will invest in “international” securities by stating that the Fund will invest “primarily” or a “majority” of its assets “outside the United States,” or something similar (see Investment Company Names, IC Release No. 24828, at note 42 (January 17, 2001). The staff also requested that to the extent Fund invests principally in particular countries or regions, that disclosure regarding those countries or regions be added to the Fund’s principal investment strategies and that the Fund modify the disclosures relating to the Fund’s principal investment risks to identify any specific principal risks attendant to investments in those countries or regions.

Response. In response to the first part of the staff’s comment, the registrant notes that the balance of the sentence referenced by the staff states that, under normal market conditions, the Fund invests “at least 75% of its assets in foreign securities or depository receipts of foreign securities.” The registrant believes this existing disclosure is sufficient in describing the Fund’s policy of investing assets outside the United States. The registrant also notes that the plain meaning of the phrase “from around the world” is that the Fund invests in a variety of places in different parts of the world, and this phrase resonates with language employed by the SEC in describing its interpretation of the words “global” and “international” in a mutual fund’s name – that these terms “connote diversification among investments in a number of different countries throughout the world . . .. .” Investment Company Act Release No. 24828, January 17, 2001, footnote 42. The registrant accordingly declines the request to change the disclosure.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 9

In response to the second part of the staff’s comment, the registrant notes that the Fund’s disclosure regarding the principal investment risks attendant to investing in “around the world” includes “Risks Affecting Specific Countries or Regions,” which describes the risk of investing in different countries, parts or regions of the world in accordance with the requirements of Item 4 of Form N-1A. The registrant has also reviewed its current exposure to specific countries and regions and does not believe that the levels of exposure to any particular country or region currently warrant the inclusion of principal risk disclosure that is specific to any such country or region.

13.

Thornburg Income Builder Fund, “Explanation of Acquired Fund Fees and Expenses.” The staff requested that the registrant revise the third footnote to the “Annual Fund Operating Expenses” table under the “Fees and Expenses” section of the prospectus to meet the requirements of Instruction 3(f)(vii) to Item 3 of Form N-1A by either deleting the referenced disclosure, or moving that disclosure from its current location to a different portion of the prospectus outside of the Fund Summary discussion.

Response. The referenced disclosure is the product of a series of earlier discussions among members of the staff and our office in 2012. These discussions included the submission of drafts of the disclosure and telephone conferences about the drafts, and also ultimately included revisions to the drafts following our conferences with the staff. The purpose in creating the disclosure and placing the disclosure in its current location is to explain “acquired fund fees and expenses” and the actual effect of those fees and expenses on the Fund for persons reading the line item for “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table as required by Instruction 3(f) to Item 3 of Form N-1A. In view of these circumstances, the registrant will retain the referenced disclosure in its current location.

14.

Thornburg Global Opportunities Fund, “Principal Investment Strategies.” The staff questioned the meaning of the word “significant” in the statement “[u]nder normal market conditions, the Fund invests a significant portion of its assets in issuers domiciled in or economically tied to countries outside the United States.” Noting the staff’s prior published guidance respecting the application of rule 35d-1 of the Investment Company Act to mutual fund names that include the word “global,” the staff suggested that the registrant revise the referenced statement to indicate that the Fund would invest “primarily” or a “majority” of its assets in issuers domiciled in or economically tied to countries outside the United States, or that the Fund would under normal market conditions invest at least 40% of its assets in such issuers.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 10

Response. The registrant confirms its understanding that the word “global” in the Fund’s name connotes diversification among investments tied economically to a number of different countries throughout the world, including the United States. The registrant notes that the word “significant” is commonly understood to mean “having or likely to have influence or effect,” and further notes that the relevant disclosure states that the “relative proportions” of investments in domestic securities and in securities of issuers domiciled outside the United States “will vary over time.” The registrant is cognizant of the suggestion in the staff’s June 4, 2012 memorandum that a registrant may describe intended geographical portfolio diversification by committing to invest at least 40 percent of its assets outside the United States, but observes that the assignment of specific percentages to descriptions of geographical diversification produces only apparent precision, because the specific geographic exposure of modern companies is very complex due to the complexity of companies and their businesses. The registrant believes that its current disclosure adequately conveys its intended investment approach, and avoids the risk of conveying to the reader a degree of precision in description that does not appear possible. Accordingly, the registrant declines at this time to revise the referenced disclosure.

15.

Better World International Fund. The staff noted that the principal investment strategies disclosure states that the Fund may invest in other equity trusts and partnership interests, and requested that the Fund add disclosure to specify what type of equity trusts and partnership interests the Fund may invest in and the attendant risk disclosure for such investments.

Response. The registrant has determined that investments in equity trusts and partnership interests are currently not a principal investment strategy of the Fund. Accordingly, the registrant will remove the reference to equity trusts and partnership interests from the disclosure about the Fund’s principal investment strategies. The registrant has also concluded that none of the registrant’s other Funds are currently investing in equity trusts or partnership interests as a principal investment strategy, and the registrant will therefore make an analogous change to the principal investment strategies’ disclosures of the registrant’s other Funds.

16.

Appendix A – Sales Charge Waivers Offered by Financial Intermediaries. The staff asked that the beginning of the second paragraph under the heading “Sales Charge Waivers Offered by Financial Intermediaries,” stating that “[i]ntermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers, which are discussed below,” be revised to provide that Appendix A specifically describes variations for sales charge waivers with regard to particular financial intermediaries and to add disclosure regarding any policies, procedures or requirements that financial intermediaries may have in order to qualify for sales load waivers.

Response. The registrant confirms that, for each of the financial intermediaries listed in Appendix A, all of the requirements regarding the availability of front-end sales load waivers or contingent deferred sales load (“CDSC”) waivers are reflected in Appendix A, and that Appendix A’s descriptions of sales charge waivers and discounts are consistent with the requirements of IM Guidance Update 2016-06 and Item 12 of Form N-1A. In considering the staff’s comment, the registrant intends to replace the first sentence of the second paragraph under the “Sales Charge Waivers Offered by Financial Intermediaries” with the following two sentences:

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 11

“The following discloses the policies and procedures of certain specific intermediaries regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers. If you hold your Fund shares through any of the intermediaries named below, you should refer to the policies and procedures referenced below for that intermediary rather than the policies and procedures about sales load waivers that are described elsewhere in the Fund’s prospectus or SAI.”

17.

Thornburg Investment Income Builder Fund, “Past Performance of the Fund.” The staff questioned if the blended benchmark against which the Fund compares its average annual total returns meets the definition of an “appropriate broad-based securities market index” set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. The staff suggested that the registrant add disclosure for a second index, and that the blended benchmark could be retained as a secondary comparative with appropriate additional explanations.

Response. Form N-1A defines an “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The SEC has also stated that the purpose of including performance information for a broad-based securities market index is “to provide investors with a basis for evaluating a fund’s performance and risks relative to the market” (SEC Rel. No. IC-23064 (Mar. 13, 1998)). The registrant notes that the constituent components of the blended index used by the Fund are both administered by organizations that are not affiliated persons of the Fund or its advisor or distributor, consequently clearly meeting the definition stated in Form N-1A. We also believe that, in general, the blended index will better reflect the mix of the Fund’s expected principal investment exposures over time than any available single index, and we note in that regard that management has not identified a non-blended index that more appropriately reflects the Fund’s expected mix of investments.

18.

Thornburg Developing World Fund, “Principal Investment Strategies.” The staff expressed its view that certain factors which the Fund’s management will consider in determining whether an investment is tied economically to one or more developing countries are overbroad or vague, including specifically the factors described in clause (i), (iii), (iv), and (vi) of the third paragraph under the heading “Principal Investment Strategies.” The staff requested that the registrant revise those disclosures to be more specific, and noted in that regard the proposed criteria for determining whether an investment relates to a particular geographic region that are described in footnote 24 of the adopting release for rule 35d-1 under the Investment Company Act. The staff also suggested that the registrant add disclosure to clause (i) to explain what amount of an issuer’s revenues or assets from or located in a developing country qualifies as a “significant portion” and whether such significant portion will be equal to or greater than 50% of the issuer’s assets.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 12

Response. The registrant believes that the factors identified in the disclosure, taken together with the other factors stated in this portion of the prospectus, convey clearly to the reader that the advisor utilizes a multi-factor, holistic approach to determining if a given issuer is economically tied to one or more developing countries. In the registrant’s view, the complexity of modern corporate organizations, the variety of sources and locations of their revenues and other quantitative measures of their businesses, and the geographic scope of their business operations is more adequately addressed by the registrant’s approach. In view of the staff’s comment, however, the registrant will seek to add clarity to a couple of the named factors. In particular, the registrant will revise the disclosure in clause (iii) of the referenced disclosure to refer to the locations of an issuers “principal offices or operations,” and will revise the disclosure in clause (vi) to refer to the advisor’s consideration of “the extent to which” an investment is exposed to the economic fortunes and risks of developing countries.

19.

Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies – Investing in Structured Finance Arrangements. Noting the disclosure respecting investments in structured finance arrangements that appears within the portion of the prospectus that is responsive to item 9 of Form N-1A, the staff asked the registrant to consider whether investments in those types of structured finance arrangements represent a principal investment strategy of any of the Funds and, if so, to confirm that disclosures about those investments and their attendant risks are included in the portion of the prospectus that is responsive to item 4 of Form N-1A.

Response. The registrant has considered the staff’s comment and has confirmed that, for those Funds which may invest in structured finance arrangements as a principal investment strategy, the portion of the prospectus that is responsive to item 4 of Form N-1A includes adequate disclosure about those investments and the attendant risks. The registrant notes in that regard the risk disclosure which appears under the caption “Structured Products Risk” within the portion of the prospectus that is responsive to item 4 of Form N-1A for each of the Thornburg Limited Term U.S. Government Fund, Thornburg Low Duration Income Fund, Thornburg Limited Term Income Fund, Thornburg Strategic Income Fund, and Thornburg Summit Fund.

Thornburg Statement of Additional Information

20.

General Comment, “Investment Limitations.” The staff requested the registrant to confirm that if a Fund described in either of the statements of additional information commences to pursue a different principal investment strategy than described in the related prospectuses, including pursuing the strategies described in the policies and limitations that currently supplement the prospectus, then the disclosures in Items 4 and 9 of the prospectus for that Fund will be revised accordingly.

Response. The registrant confirms that if a Fund described in either of the statements of additional information commences to pursue a different principal investment strategy than described in the related prospectuses, the disclosures in Items 4 and 9 of the prospectus for that Fund will be revised accordingly.

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 13

Part C. Other Information

21.

Legal Opinion and Consent. The staff reminded the registrant of the requirements under Section 7 of the Securities Act of 1933 (the “Securities Act”), as discussed in section IV of the Division of Corporate Finance Staff Legal Bulletin No. 19 (October 14, 2011), with respect to the counsel and auditor of the registrant to provide consents to be included in the registration statement.

Response. Counsel and the auditor for the registrant will provide consents as required under Section 7 of the Securities Act in the next post-effective amendment to the registrant’s registration statement. Counsel will also include in the next post-effective amendment to the registrant’s registration statement an opinion consistent with section II of the referenced Staff Legal Bulletin.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law

January 23, 2020 Page 14

Appendix A

	Percentage of Net Assets at the Fiscal Year Ended September 30, 2019
Fund	Agency Mortgage-Backed Securities (including CMOs)	Non-Agency Mortgage-Backed Securities (including non-agency CMOs)	Asset-Backed Securities	Total
Thornburg Limited Term U.S. Government Fund	59.90%	0.00%	7.03%	66.93%
Thornburg Low Duration Income Fund	5.50%	7.70%	23.50%	36.70%
Thornburg Limited Term Income Fund	13.60%	6.20%	16.30%	36.10%
Thornburg Strategic Income Fund	2.40%	6.40%	17.10%	25.90%
Thornburg Investment Income Builder Fund	0.00%	0.00%	0.10%	0.10%
Thornburg Summit Fund	4.30%	4.10%	8.10%	16.50%

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law